Filed pursuant to Rule 424(b)(4)

Registration No. 333-251304

PROSPECTUS SUPPLEMENT

(To the Prospectus dated December 23, 2020)

$1,055,361

Ordinary Shares

This prospectus supplement dated July 29, 2022, or this Prospectus Supplement, supplements the accompanying Equity Distribution Agreement Prospectus Supplement dated November 12, 2021, which forms a part of our Registration Statement on Form F-3 (Registration No. 333-251304) that we filed with the Securities and Exchange Commission on December 11, 2020, or the Prospectus. This Prospectus Supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto. This Prospectus Supplement supplements or amends only those sections of the Prospectus identified in this Prospectus Supplement; all other sections of the Prospectus remain unchanged.

The Prospectus relates to the offering, issuance and sale by us of shares of our ordinary shares, nominal value $0.012 per share, or Ordinary Shares, that may be issued and sold from time to time under an Equity Distribution Agreement that we entered into with A.G.P./Alliance Global Partners, or the Agent, on November 12, 2021. As of the date of the filing of this Prospectus Supplement, we have sold an aggregate of 72,786 Ordinary Shares pursuant to the Equity Distribution Agreement for an aggregate gross proceeds of $174,835. References in this Prospectus Supplement to the Equity Distribution Agreement refer to the foregoing Equity Distribution Agreement, as amended.

We are filing this Prospectus Supplement to supplement and amend, as of July 29, 2022, the Prospectus to reduce the maximum aggregate offering price of our Ordinary Shares that may be offered, issued and sold under the Equity Distribution Agreement. Accordingly, we may offer and sell Ordinary Shares having a maximum aggregate offering price of up to $1,055,361 from time to time through the Agent, acting as our sales agent or principal in accordance with the Equity Distribution Agreement.

Sales of our Ordinary Shares, if any, under the Prospectus, as amended or supplemented by this Prospectus Supplement, may be made in sales deemed to be “at the market offerings” as defined in Rule 415(a) promulgated under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through The Nasdaq Capital Market, or Nasdaq, or any other existing trading market for our Ordinary Shares. The Agent will use commercially reasonable efforts to sell on our behalf all of the Ordinary Shares requested to be sold by us under the Equity Distribution Agreement, consistent with its normal trading and sales practices, on terms mutually agreed between the Agent and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The Agent will be entitled to compensation at a commission rate of 3.0% of the gross sales price per share sold pursuant to the terms of the Equity Distribution Agreement. See “Plan of Distribution” beginning on page S-12 of the Prospectus Supplement for additional information regarding the compensation to be paid to the Agent. In connection with the sale of the Ordinary Shares on our behalf, the Agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Agent will be deemed to be underwriting commissions or discounts. We also have agreed to provide indemnification and contribution to the Agent with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

Our Ordinary Shares trade on Nasdaq under the symbol “VVPR.” The last sale price of our Ordinary Shares on July 28, 2022 was $1.38 per share.

As of the date of this prospectus supplement, the aggregate market value of our outstanding Ordinary Shares held by non-affiliates, or public float, was determined to be approximately $20,419,219 based on 21,369,763 Ordinary Shares outstanding, of which 9,115,723 are held by non-affiliates, and the closing sale price of our Ordinary Shares on Nasdaq of $2.24 on June 8, 2022, which is within 60 days of the date of this prospectus supplement. Upon any sale of Ordinary Shares under this prospectus supplement pursuant to General Instruction I.B.5 of Form F-3, in no event will the aggregate market value of securities sold by us or on our behalf pursuant to General Instruction I.B.5 of Form F-3 during the twelve calendar month period immediately prior to, and including, the date of any such sale exceed one-third of the aggregate market value of our Ordinary Shares held by non-affiliates, calculated in accordance with General Instruction I.B.5 of Form F-3. During the prior 12 calendar month period that ends on, and includes, the date of this prospectus supplement (excluding this offering), we have sold approximately $251,044 of our securities pursuant to General Instruction I.B.5 of Form F-3.

Investing in our Ordinary Shares involves significant risks. See “Risk Factors” beginning on page 6 of the Prospectus and in the documents incorporated by reference in the Prospectus for a discussion of the factors you should consider before deciding to purchase our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

A.G.P.

Prospectus Supplement dated July 29, 2022